
xstrata


03050176

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 – 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States


APR - 9 2003

Tuesday, April 8, 2003

SUPPL

Xstrata file number 82-34660

Please find attached the Company's Rule 135(c) announcement published Monday, April 7, 2003.

Yours sincerely,

B. Mattenberger

Brigitte Mattenberger
Corporate Affairs

PROCESSED
APR 24 2003
THOMSON FINANCIAL

dlw 4/22

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File
Number 82-34660



THIS DOCUMENT IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THE SECURITIES RELATING TO THE RIGHTS ISSUE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE SECURITIES ACT OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

Xstrata plc

Recommended Acquisition of M.I.M. Holdings Limited for US$2,959 million

7 APRIL 2003

- Xstrata plc ("Xstrata") has agreed to acquire, via a scheme of arrangement (the "Scheme"), the entire issued share capital of M.I.M. Holdings Limited ("MIM") for a cash consideration of A$1.72 per ordinary share or a total acquisition value of US$2,959 million (A$4,932 million), including assumed MIM debt estimated to be US$894 million at Completion (the "Acquisition"). The Acquisition is recommended by the MIM board of directors.
- The acquisition price represents a premium of 37.6% to the MIM closing price of A$1.25 on 20 November 2002, the day prior to the announcement by Xstrata that the two companies were in early stage discussions, and a 7.5% premium to the MIM closing price of A$1.60 on Friday 4 April 2003.
- The Acquisition will be part financed through a 3 for 2 rights issue of Convertible Unsecured Loan Stock ("CULS") at 245 pence per unit to raise £901 million (US$1,406 million) net of expenses (the "Rights Issue"). Each CULS unit will convert into one new Xstrata ordinary share upon the Scheme becoming effective. The balance of the consideration will be satisfied by bank debt.
- Glencore, as a 40% shareholder in Xstrata, has confirmed to the Company that it is fully supportive of the Acquisition and has undertaken to vote in favour of it at the EGM.

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com



- MIM is a large mining, smelting and refining company incorporated in Australia with a primary listing on the Australian Stock Exchange. MIM's major products include copper, thermal and metallurgical (coking) coal, gold, zinc, lead and silver.
- The Acquisition will provide Xstrata with meaningful entry points into two major global commodity markets (copper and metallurgical coal), while adding to Xstrata's existing global positions in export thermal coal and zinc. The key coal and copper assets of MIM comprise good quality operations, which are competitively positioned within their respective industries and which complement Xstrata's existing portfolio.
- The Enlarged Group will benefit from increased diversification by geography, commodity and customer.
- On a pro forma basis, the Enlarged Group is expected to have an estimated net debt to equity ratio of 45%, based on estimated net debt of some US$2.4 billion on completion.
- Completion is conditional upon, among other things, the approval of Xstrata shareholders, the approval of MIM shareholders, the receipt of certain regulatory approvals and clearances, including from the Australian Government, and the approval of the Queensland Supreme Court. Completion is expected to occur around 20 June 2003.

ends


xstrata

Xstrata File
Number 82-34660

Xstrata plc

Recommended Acquisition of MIM Holdings Limited for US$2,959 million

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Item	Key Date
Circular to Xstrata shareholders posted	By 11 April 2003
Expected first Court hearing in Australia to convene Scheme meeting	On or about 28 April 2003
Record Date for voting at EGM	1030 (1130 CET) 6 May 2003
Extraordinary General Meeting (Same date as scheduled Xstrata AGM)	1030 (1130 CET) 8 May 2003
MIM Scheme Meeting	5 June 2003
Expected second Court hearing in Australia to approve the Scheme	On or about 12 June 2003
Expected date of Completion of the Acquisition	On or about 20 June 2003

Notes

(1) References to times in this document are to British Summer Time unless otherwise stated.